Offering Statement for FreMon Scientific, Inc.

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   FreMon Scientific, Inc.

   5726 La Jolla Blvd
   #304
   San Diego, CA 92037

Eligibility

2. The following are true for FreMon Scientific, Inc.:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   Linda Holder

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/05/2021	Present	FreMon Scientific, Inc	CFO
01/01/2009	Present	REDLOH INTERNATIONAL	Co-founder & CEO

   Short Bio: Ms Holder is a seasoned, well-rounded, and hands-on leader with 30+ years of

broad-based international experience in the Corporate and Non-profit industries with a knack for execution. Currently co-owner of a professional services consulting business focused on both commercial and non-profit industries. Strategic, yet operationally-focused, with proven ability in building a business from scratch, collaborating with the business to build, integrate and improve operations, and developing world-class operations controls, systems, financial and administrative procedures. Significant experience and success in leading major organizational changes in various business settings and situations. A CPA with Sarbanes-Oxley and IFRS experience.

Name
Farideh Bischoff

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/11/2019	Present	FreMon Scientific, Inc.	CEO/CSO/Board Director
02/01/2018	01/01/2019	Imagion Biosystems, Inc.	VP, Clinical Research
01/01/2019	02/11/2019	Imagion, Inc	VP

Short Bio: Farideh Z Bischoff, PhD, Chief Executive Officer, Chief Scientific Officer, and Board of Directors (since February 2019) Farideh received her Ph.D. in Cancer Biology with Honors from the University of Texas Graduate School for Biomedical Sciences (Houston, TX) followed by postdoctoral training at M.D. Anderson Cancer Center and Baylor College of Medicine. She is clinically trained and a recognized expert in human molecular genetics and cytogenetics; and has served as a full-time professor in the Department of Obstetrics and Gynecology at Baylor College of Medicine. She has consulted for the FDA and major pharmaceutical companies on the safety and efficacy of rare cell and liquid biopsy testing worldwide. With over 300 papers/chapters published and 12 Patents, Farideh has made significant contributions to the research and clinical fields of prenatal diagnosis, oncology, infertility, and preimplantation genetic diagnosis. Commercially, Farideh led the design, development, clinical validation, and commercialization of multiple clinical diagnostic assays currently used today as liquid biopsy oncology tests offered by Biocept, Inc. (NYSE: BIOC). Work Experience: (https://www.linkedin.com/in/farideh-bischoff-996a74a/)

Name
Frederick Thacher

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/11/2013	02/10/2019	FreMon Scientific, Inc	CEO
02/11/2019	Present	FreMon Scientific, Inc.	Chief Development Officer
04/11/2013	Present	FreMon Scientific, Inc	Co-Founder/Board Director
01/01/2012	Present	ZMBAT Medical Innovations, Inc.	Managing Director

Short Bio: Mr Frederick Thacher serves as Co-Founder, Chief Development Officer, and Director. Fred has 25+ years of medical service and device experience where he developed and expanded specialty health facilities in the US and Europe. He served as Director of Marketing and Business Development at AliMed Corp. where he reorganized operations and sales increased to $90+ million. He was Manager of International Business Development at Thermogenesis Corp. where he built and serviced a distribution network of partners in the EU, Middle East, Asia, and Africa increasing sales by 200%. He has a B.S. degree from Boston University, a Certificate in Finance from Stanford University, and Certificate in Planning from the Wharton School. Fred is a veteran awarded a Bronze Star, Purple Heart, and Air Medal. Work Experience: (https://www.linkedin.com/in/fthacher/)

Name
Menachem Shavit

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/11/2013	Present	FreMon Scientific, Inc.	CTO & Board Director
01/01/2012	01/01/2019	Carmel Diagnostics	Product Development Consultant
01/15/2017	Present	5MSHAVIT INNOVATION, LLC	Manager

Short Bio: Mr. Menachem (Moni) Shavit is a Co-Founder and serves as Chief Technology Officer, and Director. An engineer with 25+ years of experience in business and technology development, marketing, R&D, and engineering of medical devices and systems, Moni held positions as VP of R&D in ThermoGenesis Corp., Sr. Director of engineering at BioGenics Corp, VP of R&D & BD at MediVision Medical Imaging Systems, and VP of R&D at AFP Imaging Corp. Moni earned his M.Sc. and B.Sc. degrees in electronics from the Polytechnic Institute of New York University. Moni is an author and co-author of several patents in medical devices and is credited with the development of more than 20 medical devices in imaging, blood banking, and cardiovascular clinical use. Work Experience: (https://www.linkedin.com/in/monishavit/)

Name
Stephanie Sangare

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/15/2015	Present	Supporting Strategies - San Diego	Managing Director
01/01/2016	Present	FreMon Scientific, Inc	Principal Accounting Officer

Short Bio: Stephanie has built her career partnering with managers to help companies thrive. After spending more than 15 years in pivotal roles directing process and efficiency improvements, she joined Supporting Strategies in 2012 and became Managing Director of our San Diego franchise in 2015. She excels at leveraging technology to provide the best service possible to her clients. Work Experience: (https://www.linkedin.com/in/stephaniesangare/) EDUCATION/EXPERIENCE BACKGROUND: BA in Business Administration, Finance Considerable experience with accounting as it relates to international logistics and manufacturing.

Name
William Davey

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/05/2019	Present	FreMon Scientific, Inc.	Vice President
01/01/1989	08/05/2019	San Diego Blood Bank	Manger, Development and Research Services

Short bio: Will Davey is a clinical lab and blood banking specialist with deep industry knowledge and experience. He worked over 10 years in medical centers and hospital blood banks, 15 years with the American Red Cross in blood center operations including

recruitment, automated collection and apheresis, component manufacturing, and quality control. He also served for several years with TerumoBCT on the vendor side as Global Product Manager for the Trima apheresis device and automated Whole Blood Separation systems. Most recently, Will worked for over 8 years at the San Diego Blood Bank overseeing component manufacturing, lean systems design and development and research services. Will has a BA in Biological Science, BS in Clinical Laboratory Medicine and Medical Technology, and an MBA in Marketing and Business Operations. All from Oakland University, Rochester, Michigan.

Name
Linda Fabian

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/11/2020	Present	FreMon Scientific, Inc.	Director, National Accounts
01/01/2009	11/11/2020	Life Secure Insurance Company	Director, National Accounts

Short bio: With more than 25+ years as a sales and healthcare executive, Linda has been involved in the Insurance and Pharmacy Benefit Management (PBM) industries. Linda has a medical background with a Bachelor of Science Degree in Pharmacy from Duquesne University in Pittsburgh and maintains a Registered Pharmacist license in the State of Arizona. She has led sales growth for a number of startup companies. Linda was instrumental in the development of FlexRx, a mail-order pharmacy operation, acquired by Merck-Medco. Throughout her career, Linda has been involved in all aspects of sales, marketing, and administration. She resides in Scottsdale, Arizona

Name
Norman Miller Ph.D.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2007	Present	University of San Diego	Professor
01/01/2010	Present	Collateral Analytics	Econometric analysis and valuation modeling
03/01/2019	Present	Hanapepe Holdings Investments	Advisor
01/01/2022	Present	FreMon Scientific, Inc.	Board Director

Short bio: Norm Miller is the Hahn Chair and Professor of Real Estate Finance at the University of San Diego, and Vice-President of the Homer Hoyt Institute, a think tank of global urban economic scholars and industry research directors. His PhD is from the Finance Department of the Ohio State University. He has taught and guest lectured globally. Prior to joining USD, he was a Professor at the University of Cincinnati. He also advises on the management of private wealth in real estate and stock portfolios, and serves on several advisory boards. He has consulted for several trade associations and private firms and endowments providing economic outlooks and investment strategies. He has been a valuation expert for the FDIC and has been a frequent speaker to trade associations.

Name
Dr. Michael Couris

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/01/2001	Present	Vision Care and Correction of SD	CFO
01/01/2022	Present	FreMon Scientific, Inc.	Board Director
01/01/2016	12/31/2021	Mercy Physicians Medical Group	VP

Short Bio: Dr. Couris is a graduate of the Massachusetts Institute of Technology and the Georgetown University School of Medicine. He received his ophthalmology training in San Diego at the Naval Medical Center. Dr. Couris performs routine eye examinations and provides the most up-to-date medical and surgical eye care including LASIK, LASEK, PRK and other refractive procedures. Doctor Couris perfected his surgical skills in the Navy by performing hundreds of procedures on Navy SEALs, Marines, and sailors. Dr. Couris is board certified by the American Board of Ophthalmology.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

5MSHAVIT Innovation, LLC

Securities:	900,000
Class:	Common Stock
Voting Power:	29.0%

ZMBAT Medical Innovations, Inc.

Securities:	900,000
Class:	Common Stock
Voting Power:	29.0%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

The mission of FreMon Scientific, Inc. is to save lives and improve clinical outcomes through precise, reliable, and safe warming and thawing of plasma, red blood cells, whole blood, stem cells, bone marrow, human tissue, and regenerative medicine samples. FreMon Scientific, Inc is a Delaware corporation founded in 2013 by Fred Thacher and Moni Shavit to develop a blood product warming and thawing technology to fill a gap in cold chain custody

control and quality. As co-founders and co-inventors they created ZipThaw202 (the device) and ZipSleeve (the smart disposable), a class II FDA-cleared medical device that delivers disruptive thawing technology for frozen plasma from freezer-to-vein. The platform technology provides real-time precision and efficacy of temperature measurements of the thawed product. ZipThaw®202 is a dual-chamber, lightweight, portable device for use in blood banks, hospitals, transfusion centers, biotechnology & biopharma laboratories, and stem cell & cord blood banks. ZipSleeve® is a multi-use, disposable 'smart' bag with embedded data collection RFID tag for real-time temperature monitoring and data collection. ZipThaw202 and ZipSleeve together eliminate cross-contamination and waste, decrease time to thaw, and track data "vein-to-vein". . This is a razor and blades business model in which one item is sold at a price with the expectation that there will be an increase in sales of a complementary good, such as consumable supplies. In early 2019, Dr. Farideh Bischoff joined the Company as Chief Executive Officer and Chief Scientific Officer. In December 2019 ZipThaw202 and ZipSleeve were awarded FDA clearance. They also hold active CE mark, AABB compliance certification, ISO13485 for Quality Management, and UL certification. In July 2021, the Company applied to the FDA for an extension of the intended use claim to include cryoprecipitate, RBCs, and Ocotplas (an alternative to plasma) which is expected to be cleared in early 2022. Three patent families and numerous claim allowances have been issued. In addition, two provisional applications have been applied for and four Trademarks have been issued. The market for blood products warming and thawing is global. More than 600,000,000 samples of plasma, stem cells, and other blood products are frozen or chilled around the world and each requires precise and fast controlled warming and thawing for optimal patient care and research purposes. Precise and fast enables preservation of essential clotting factors, proteins, genetic material, and other biomarker analytes critical to quality care. More than 70,000 old technologies are in use today and need a replacement; many are uncertified, hot water baths and hot air thawing devices. The rapid biotech industry and expanding health service growth expand the market significantly. ZipThaw and ZipSleeve improve quality, eliminate cross-contamination, preserve critical coagulation values, reduce time, reduce labor, offer a small footprint, are warranted for 3 full years, and consume less energy. Independent testing at the New York Blood Center, Uppsala University in Sweden, the San Diego Blood Bank, and the UCSD School of Medicine have validated the reliability, safety, and performance of the technology. Commercial operations began in late 2020 during the peak of Covid restrictions making for the most difficult time to bring a new medical device to market. ZipThaw202 and ZipSleeve have been sold in 15 countries and US territories generating more than $500,000 in revenue. Distribution agreements are in place with 14 expert medical and laboratory equipment distributors covering 70 countries. Sales have been made to the US Army, US Navy, public and private hospitals, and leading cell therapy biotech companies. More than 140 quotes are in active offer status. Reorders are being processed. FreMon Scientific plans to extend the product line with multi-chamber capacity, single chamber battery-powered capability, single-use smart disposables, cellular therapy disposables, and accessories such as covers and purpose-designed carts. The Company aims to become a leading global supplier of the advanced, state-of-the-art freezer to vein blood and tissue products.

FreMon Scientific, Inc. currently has 5 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of

this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in FreMon Scientific, Inc. speculative or risky:

   1. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.
   2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
   3. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.
   4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.
   5. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently, there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a

"liquidation event" occurs. A "liquidation event" is when the Company either lists its their shares on an exchange, is acquired, or goes bankrupt.

6. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

7. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

8. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early stage it may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

9. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent the misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

10. We may conduct future offerings of our common stock and pay debt obligations with our common stock which may diminish our investors' pro rata ownership and depress our stock price. We reserve the right to make future offers and sales, either public or private, of our securities, including shares of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

11. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

12. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

13. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

14. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

15. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

   The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

16. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

   Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

17. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

18. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

19. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

20. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

21. *There is no present public market for these Securities and we have arbitrarily set the price.*

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

22. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will

successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

23. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

FreMon Scientific, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,069,996 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

   The Company plans to use the proceeds of this Offering to assemble and sell 1,300 ZipThaw® & 600,000+ ZipSleeve® (Inventory/Manufacturing), invest in product development and quality engineering to improve ZipThaw®/ZipSleeve®, compensate management and make website, social media, and advertising/trade shows enhancments.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
Compensation for managers	$2,000	$225,155
Inventory/Manufacturing	$5,410	$581,420
Sales/Marketing	$1,000	$100,078
Product Development	$1,100	$110,913
Total Use of Proceeds	**$10,000**	**$1,069,996**

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and FreMon Scientific, Inc. must agree that a transfer agent, which keeps records of our outstanding NC Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

    We are issuing Securities at an offering price of $11.27 per share.

14. Do the securities offered have voting rights?

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

   ## Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	4,000,000	3,388,714	Yes	Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided in the Certificate of Incorporation.
NC Common Stock	95,000	0	Yes	Holders of Class NC Common Stock shall vote together with the holders of Common Stock as a single class and shall have voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled to notice of any stockholder meeting in accordance with the bylaws of the Corporation.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Stock Compensation Plan (options outstanding)	The options vest over a period determined by the Board of Directors, generally four years, and expire not more than ten years from the date of the grant. The weighted-average grant-date fair value of options granted during the years ended December 31, 2020 and 2019 amounted to $3.34 and $3.81, respectively.	303,227
Stock Compensation Plan (options issued)	The options vest over a period determined by the Board of Directors, generally four years, and expire not more than ten years from the date of the grant. The weighted-average grant-date fair value of options granted during the years ended December 31, 2020 and 2019 amounted to $3.34 and $3.81, respectively.	96,773

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

The existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion. There are also 4,000,000 option contracts outstanding or reserved under the Equity Incentive Plan which if exercised will dilute your ownership of the Company.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Company has granted a perpetual waiver of the transfer restrictions listed in the Company's bylaws for all Securities sold in this Offering.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives

management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, the sale of debt, convertible debt or assets of the Company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the Securities was determined solely by Management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:
   - additional issuances of securities,
   - issuer repurchases of securities,
   - a sale of the issuer or of assets of the issuer or
   - transactions with related parties?

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of the Company or of the assets of the Company may result in an entire loss of your investment. We cannot predict the market value of the Company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s):	2019 Convertible Note
Amount Outstanding:	$5,500,000
Interest Rate:	8.0%
Maturity Date:	March 31, 2022
Other Material Terms:	

If the Company consummates an equity financing in which the Company sells shares of its preferred stock (the "Preferred Stock") resulting in aggregate proceeds to the Company of not less than $5,000,000, (which amount will exclude conversion of the Notes) (a "Qualified Equity Financing") prior to the Maturity Date, then all principal and all accrued but unpaid interest under the Notes will automatically convert into shares of the Company's Preferred Stock of the same series issued in the Qualified Equity Financing at a price (the "Financing Conversion Price") equal to the lesser of (i) 80% of the price per share paid by the other purchasers of Preferred Stock in the Qualified Equity Financing and (ii) the price obtained by dividing $35,000,000 by the Company's fully-diluted capitalization (excluding shares previously issued or issuable upon conversion of any Notes) immediately prior to the closing of the Qualified Equity Financing. The maturity dates have been extended from 12/31/2021 to 03/31/2022.

Creditor(s):	2020 Convertible Note
Amount Outstanding:	$1,564,579
Interest Rate:	8.5%
Maturity Date:	June 30, 2023
Other Material Terms:	

If the Company consummates an equity financing in which the Company sells shares of its preferred stock (the "Preferred Stock") resulting in aggregate proceeds to the Company of not less than $5,000,000 (which amount will exclude conversion of the 2020 Notes) (a "Qualified Equity Financing") prior to the Maturity Date, then all principal and all accrued but unpaid interest under the 2020 Notes will automatically convert into shares of Preferred Stock of the same series issued in the Qualified Equity Financing at the lesser of (a) the price per share in the Qualified Equity Financing and (b) a price obtained by dividing $55,000,000 by the Company's fully-diluted capitalization (excluding shares previously issued or issuable upon conversion of any 2020 Notes) immediately prior to the closing of the Qualified Equity Financing.

Creditor(s):	Various - three bridge loans
Amount Outstanding:	$1,000,025
Interest Rate:	9.0%

Maturity Date:	August 7, 2022
Other Material Terms:	

Three bridge loans of various maturity within 2 years.
Copy of loan documents available upon request.

Creditor(s):	2021 Convertible Note
Amount Outstanding:	$1,100,000
Interest Rate:	16.0%
Maturity Date:	December 31, 2024
Other Material Terms:	

The 2021 Convertible Notes automatically convert to preferred stcok upon the next prefer stock equity financing at certain stated conversion prices. The 2021 Convertible Notes are collateralized by 700,000 shares of the Company's common stock.

25. What other exempt offerings has FreMon Scientific, Inc. conducted within the past three years?

None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Farideh Bischoff	CEO/CSO/Board Director	Bridge Loan	$500,000
Norman Miller Ph.D.	Board Director	Convertible Note 2020	$200,000
Dr. Michael Couris	Board Director	Convertible Note 2020	$500,000
Dr. Michael Couris	Board Director	Convertible Note 2021	$600,000

Financial Condition of the Issuer

27. Does the issuer have an operating history?

Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

FreMon Scientific, Inc. was incorporated on April 11, 2013, as a Delaware corporation. The Company develops a medical device used to thaw biological specimens to be marketed to hospitals, blood banks, trauma centers and other users with the need to thaw plasma. In the year ended on December 31, 2020, the Company generated $225,814 in revenue from the sale of finished products to customers which is a significant move in a positive direction as in 2019 the Company did not generate any revenues. The cost of goods sold in 2020 accounted for $494,139 resulting in a gross loss of $268,325. Operating expenses for the year ended on December 31, 2020, amounted to $3,892,828. In 2020 the Company also recorded interest expenses of $512,473, which in addition to operating expenses resulted in a $4,673,626 net loss. Operating expenses for the year ended on December 31, 2019, amounted to $3,588,049. In 2019 the Company also recorded interest expenses of $220,690, which in addition to operating expenses resulted in a $3,808,739 net loss. The Company received $2,934,579 and $4,830,097 in cash flows from financing activities through the sale of convertible notes and bridge loan promissory notes for the years ended December 31, 2020, and 2019, respectively. The Company also received $85,000 via the Paycheck Protection Program. Total cash balances on December 31, 2020, and 2019, respectively, were $485,191 and $1,607,641. The Company continued investing significant amounts of capital into inventory assets which consist of raw materials and finished goods. In the year ended on December 31, 2020, the Company has seen an increase in inventory assets of $1,257,906 while net inventory assets represented approximately 57% of total current assets recorded on the Company's balance sheet. For comparison in the year ended on December 31, 2019, the Company invested $357,240 in inventory assets while net inventory assets represented approximately 17% of total current assets recorded on its balance sheet. The Company intends to raise additional capital through debt or equity financing, but the amount and timing of such financing is uncertain. To date, the Company has financed its operations primarily from proceeds raised through convertible notes. The Company currently has $8,164,579 in outstanding convertible notes and $1,000,025 in bridge loans outstanding. Included in the balances noted above there were borrowings of $1,400,000 in Convertible Notes and $25,000 in bridge funding in 2021. The Company made a decision in 2021 to use proceeds from two convertible note offerings to purchase components to assemble another 1,000 ZipThaw202s and more than 500,000 ZipSleeves. The Company also decided to invest in certain mechanical and software upgrades which were determined during 2020 field testing. Current supply chain disruption has caused fulfillment delays of up to 2 years for sensors and prices of shipping and parts to increase; FreMon Scientific, Inc. has secured such components and sourced injection molds to build sufficient inventory for the next 14-18 months. In Q3 & 4, 2021 sales began to rebound. Revenue for 2021 was approximately $325,000. This represents a 44% year over year increase in revenues generated by the Company. We anticipate that this year, 2022, could be the breakout year the company expected for 2020 and 2021.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

See attachments:

CPA Review Report: reviewletter.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?
            3. engaging in savings association or credit union activities?
        2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

    4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
        1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
        2. places limitations on the activities, functions or operations of such person?
        3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

        If Yes to any of the above, explain:

    5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
        1. any scienter-based anti-fraud provision of the federal securities laws, including

without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

FreMon Scientific, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Video Transcript: Hello this is Farideh Bischoff, CEO of FreMon Scientific. For the past several months we've been committed to transitioning from many years of R&D into the production phase of the state-of-the-art FDA cleared ZipThaw 202 plasma thawing system. ZipThaw and ZipSleeve were created to focus on both the patients and practitioners alike. This incredibly efficient system allows for safe and expedient point-of-care thawing. ZipThaw's portable design and dry technology enables healthcare professionals, to for the first time, utilize truly on-demand plasma thawing in their practice. We take pride in the production of each unit. ZipThaw is assembled and packaged by Minnetronix Medical in Minnesota. Our manufacturer is actively packaging ZipThaw for delivery to our distributors and customers around the world. Let's take a look at the production self for the ZipThaw device. Here you can observe a newly assembled ZipThaw unit. It's sleek, lightweight design with superior workmanship, allows for easy transportation by hand or on a cart facilitating point-of-care plasma thawing when and where it's needed most. We are extremely excited to share this product with you and hope that together we can make safe, efficient, on-demand plasma thawing available to healthcare professionals worldwide. To learn more or find a distributor please visit our website at fremonscientific.com.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation: certificateofincorporation.pdf

Corporate Bylaws: corporatebylaws.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg
Financials:	
Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: https://www.fremonscientific.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.